Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following communication was made available to certain employees of Baker Hughes Incorporated:

Human Resources Announcement

To:	Recipients of long-term incentives

From:	Michele Gest, Vice President, Total Rewards and HR Services

Date:	Dec. 1, 2016

NewBlue: Information on Baker Hughes long-term incentive programs

This is a general, high-level summary of how the long-term incentive programs of Baker Hughes will be handled under the terms of the Transaction Agreement and Plan of Merger dated October 30, 2016, between GE Oil & Gas and Baker Hughes (the "Transaction Agreement"). Under the Transaction Agreement, GE Oil & Gas and Baker Hughes will form a new entity, Baker Hughes, a GE Company ("New" Baker Hughes).

If you have purchased Baker Hughes common stock through the Employee Stock Purchase Plan (ESPP) or on the open market, or if you have received Baker Hughes common stock through stock grants from the Company under the long-term incentive plan, that stock will be treated as follows on the closing date of the merger (also called the "Closing Date" in the Transaction Agreement).

Each share of Baker Hughes common stock that you own at the time of the merger (also called the "Effective Time" in the Transaction Agreement) will be converted into one share of Class A Common Stock ("Common Stock") of "New" Baker Hughes. On the Closing Date, "New" Baker Hughes will distribute as a special dividend (the "Special Dividend") an amount equal to $17.50 per share to the holders of record of the "New" Baker Hughes Common Stock.

The Special Dividend will be paid to the account where you hold your stock and will follow your dividend investment elections.

Employee Stock Purchase Plan (ESPP)

At the Effective Time, without any action on your part, for each share of Baker Hughes common stock that you own at closing that you purchased through the ESPP in prior offering periods (your "ESPP Shares"), you will receive one share of "New" Baker Hughes Common Stock. Immediately following the Effective Time, you will receive the Special Dividend of $17.50 for each share of "New" Baker Hughes Common Stock that you received for your ESPP Shares.

We intend to continue offering participation in the ESPP in eligible countries for any offering periods that are completed prior to the Closing Date. If the closing occurs on a day other than the last day of an offering period, contributions for that offering period will be refunded to you (rather than being used to purchase shares).

Long-Term Incentive Awards

The following section describes the treatment of long-term incentive awards on the Closing Date. We intend to continue granting certain long-term incentive awards during the period prior to the Closing Date.

Restricted Stock and Restricted Stock Units

Grants Made Prior to October 30, 2016
On the Closing Date, any unvested restricted stock or restricted stock units granted to you by Baker Hughes prior to October 30, 2016 will fully vest and will be converted into one share of "New" Baker Hughes Common Stock. On the Closing Date, you will receive the Special Dividend of $17.50 for each share of "New" Baker Hughes Common Stock that you received for your restricted stock or restricted stock units. You will also receive any quarterly dividends that accrued on your restricted stock or restricted stock units.

Grants Made on or after October 30, 2016
At the Effective Time, any restricted stock units granted to you by Baker Hughes between October 30, 2016 and the Closing Date will be converted into an equal number of "New" Baker Hughes restricted stock units, which will vest according to the vesting schedule described in the award agreement for the original restricted stock units. If you experience an involuntary termination of employment (as defined in the Transaction Agreement) during the one-year period beginning on the Closing Date, these "New" Baker Hughes restricted stock units will vest in full.

•	In addition, each "New" Baker Hughes restricted stock unit will receive a "dividend equivalent" representing the right to receive the Special Dividend of $17.50. The Special Dividend (along with any accrued quarterly dividends) will be paid out on the vesting of the restricted stock unit.

Performance Units

We expect that, prior to the Closing Date, the performance period for the outstanding 2014 Performance Units will be completed, and the Performance Units will be paid out in March 2017 based on actual performance.

Stock Options

At the Effective Time, your unvested stock options will fully vest. Any stock options outstanding at the Effective Time will be converted into options to purchase an equal number of shares of "New" Baker Hughes Common Stock.

The exercise price of the "New" Baker Hughes option will be adjusted to reflect the Special Dividend of $17.50 per share, as follows (subject to any additional adjustment required by tax law):

Original exercise price minus $17.50 = "New" Baker Hughes exercise price

Stock Option Example:

Assume you received a stock option to purchase shares of Baker Hughes common stock for a per share exercise/grant price of $56.73 that remains outstanding on the Closing Date.

Formula to determine the adjusted exercise price:

Original exercise price minus $17.50 = "New" Baker Hughes exercise price

$56.73 - $17.50 = $39.23

This summary is general in nature and does not reflect any change in control arrangement you may have with Baker Hughes. Please direct any additional inquiries to: Total.Rewards-Compensation@bakerhughes.com, and we will respond as quickly as we can.

See go/newblue for the most current information.

This message is intended exclusively for the individual or entity to which it is addressed. This communication may contain information that is proprietary, privileged, confidential or otherwise legally exempt from disclosure. If you are not the named addressee, or have been inadvertently and erroneously referenced in the address line, you are not authorized to read, print, retain, copy or disseminate this message or any part of it. If you have received this message in error, please notify the sender immediately by e-mail and delete all copies of the message.

Baker Hughes
2929 Allen Parkway, Suite 2100
Houston, TX 77019

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation ("Newco") will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the "Combined Proxy Statement/Prospectus"). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.